Mail Stop 6010

      January 17, 2006

Via Facsimile and U.S. Mail

Mr. John D. Poe
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, CA   93012-8790


	Re:	Semtech Corporation
		Form 10-K for the year ended January 30, 2005
Filed April 15, 2005
Form 10-Q as of October 30, 2005
		File No. 1-06395


Dear Mr. Poe:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended January 30, 2005

Note 4 - Temporary and Long-term Investments, page 49

1. Please refer to comment 12 in our letter dated April 30, 2004. We do not see where you have added the disclosures as indicated in your response dated May 14, 2004. Please revise future filings to provide all disclosures required by paragraphs 20-22 of SFAS 115, including disclosure of the contractual maturities of any debt securities classified as available for sale.

Form 10-Q for the quarter ended October 30, 2005

Note 9 - Acquisition, page 12

2. It appears that your acquisition of XEMICS is a material acquisition under SFAS 141. Please revise future filings to provide the supplemental pro forma information required by paragraphs 54-
55
of SFAS 141.  In addition, please confirm that your fiscal year
2006
Form 10-K will include all disclosures required by paragraphs 51-
52
of SFAS 141.

3. In this regard, we note your disclosure on page 5 that XEMICS has generated substantial net operating loss carryforwards. Please provide us with your calculation of the significance of this acquisition under Rule 3-05 of Regulation S-X.

4. We note that you acquired research and development valued at
$4.0
million as a result of your acquisition of XEMICS and you expensed this amount as in-process research and development expenses (IPR&D) in your consolidated statement of operations for the nine months ended October 30, 2005. In future filings, beginning with your fiscal 2006 Form 10-K, please provide the following disclosures in the notes to your financial statements:

* Disclose the appraisal method used to value IPR&D costs acquired;

* Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project`s cash flows and period in which material net cash inflows from significant projects are expected to commence;

* Describe each significant IPR&D project acquired; and

* Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project.

5. For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely basis.

6. Additionally, in your MD&A in subsequent filings, provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted
(or will impact) expected return on investment, future results and financial condition.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

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Mr. John D. Poe
Semtech Corporation
January 17, 2006
Page 4